VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5505 CHICAGO • NEW YORK CITY • WASHINGTON, D.C.
RENEE M. HARDT
312-609-7616
rhardt@vedderprice.com
April 29, 2010
VIA EDGAR
Mr. Sonny Oh
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	EquiTrust Variable Insurance Series Fund; Registration Nos. 33-12791 and 811-05069
Dear Mr. Oh:
     On behalf of EquiTrust Variable Insurance Series Fund (the “Fund”), this letter is in response to comments 1 to 3, 10 to 12 and 14 to 17 you provided during our telephone conference on April 13, 2010 regarding the Fund’s post-effective amendment filing made on February 26, 2010. Responses to your other comments were addressed in my letter dated April 27, 2010.
General
     1. Summary Prospectus Comment: If the Fund is going to use the summary prospectus, provide the legend required by Rule 498(b)(1)(v) that the Fund intends to use.
     Response: The Fund does not intend to use the summary prospectus.
     2. Facing Page Comment: On the facing page, include “Approximate Date of Proposed Public Offering” and “Title of Securities Being Registered.”
     Response: The Fund is conducting an ongoing public offering of securities that have been registered and, as a result, does not believe it is appropriate to add this information. Moreover, the Fund does not believe it is consistent with industry practice to include this information after an initial registration statement has gone effective. Accordingly, no change has been made in response to this comment.

Mr. Sonny Oh
April 29, 2010

Prospectus
     3. Cover Page
     Comment: Shorten the disclosure on the cover page. See Form N-1A, Item 1(a).
     Response: Most of the first paragraph and all of the third paragraph have been deleted.
     10. Portfolio Management
     Comment: Add disclosure regarding legal proceedings as required by Form N-1A, Item 10(a)(3).
     Response: The Fund and the Fund’s adviser or principal underwriter are not parties to any material pending legal proceedings and the Fund does not believe the Item requires negative disclosure. Accordingly, no change has been made in response to this comment.
     11. Distributor
     Comment: At the end of the fourth sentence, “and may cost you more over time than other types of sales charges.”
     Response: This change has been made.
     12. Disruptive Trading Policies
     Comment: With respect to the fifth paragraph, disclose the nature of the referenced securities. Identify the Portfolios to which this paragraph applies.
     Response: The paragraph has been revised to disclose that the High Grade Bond and Strategic Yield Portfolios may hold Rule 144A securities which are illiquid.
SAI
     14. Portfolio Manager Information
     Comment: Confirm that the portfolio manager compensation disclosure complies with Form N-1A, Item 15(b) or revise.
     Response: The Fund believes that the disclosure complies with the requirements of Item 15(b).

Mr. Sonny Oh
April 29, 2010

     15. Federal Income Taxes
     Comment: Confirm that this section has been updated, if applicable.
     Response: This section has been updated accordingly.
     16. Shareholder Voting Rights
     Comment: At the end of the fifth paragraph, add that, as a result of proportional voting, the votes of a small number of shareholders could determine the outcome of a proposal.
     Response: The disclosure has been added.
Other
     17. Comment: Provide a Tandy letter.
     Response: A Tandy letter has been provided.
*       *     *
     Please call me at (312) 609-7616 if you have any questions.
Very truly yours,
/s/ Renee M. Hardt
Renee M. Hardt
RMH/ser

April 29, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Sonny Oh

Re:	EquiTrust Variable Insurance Series Fund (the “Registrant”); Form N-1A File Numbers 33-12791 and 811-05069
Dear Mr. Oh:
     This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant’s post-effective amendment filed with the Commission on February 26, 2010.
     The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
EQUITRUST VARIABLE INSURANCE
SERIES FUND

By:	/s/ Kristi Rojohn
	Name:	Kristi Rojohn
	Title:	Chief Executive Officer